

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2007

Via facsimile and U.S. Mail

Ms. Luis Carrillo, Attorney
SteadyLaw Group, LLP
501 W. Broadway, Suite 800
San Diego, CA 92101

> **Re:** **Chameleon Gems, Inc.**
> **Amendment No. 1 to registration Statement on Form SB-1**
> **Filed February 28, 2007**
> **File No. 333-140055**

Dear Sir or Madam:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1 filed February 28, 2007

General

1.	We note your response to prior comment 9. Although you represent that the purchase of the Red Streak Property was an arm's length transaction, you do not explain the involvement of Mr. John Briner, brother of Ms. Esther Briner, in the transaction. In this regard, we note that the purchase invoice you provided with the initial registration statement identified Mr. Briner as a party to the purchase transaction. Please disclose Mr. Briner's involvement in the purchase of the property as well as his involvement, if any, in your business operations.

Directors, Executive Officers and Significant Employees, page 26

2.	Please expand to describe Mr. John Briner's business affiliation with Ms. Esther Briner.

Exhibit 10.1

3.	We note that you have provided an unexecuted copy of the agreement. Please file an executed copy.

Financial Statements

Note 1 – Organization and Description of Business, page 37

4.	We note your disclosure in which you explain that you are engaged in the exploration, development and production of red jasper. The words "development" and "production" have very specific meanings under Industry Guide 7(a)(4). The term "development" should be used to describe operations only when companies are engaged in preparing reserves for production, and the term "production" should be used to describe operations only when companies are engaged in the exploitation of reserves.

	Until you are able to report reserves, as defined by Industry Guide 7, use of these terms to describe the company or its activities should generally be avoided, and where appropriate, replaced with the terms "explore" or "exploration."

Note 2 – Summary of Significant Accounting Policies, page 37

d. Foreign currency translation, page 37

5.	We note your disclosure in which you explain that your functional currency and reporting currency is the US dollar. Since the functional and reporting currencies are the same, it is unclear why you include disclosure describing the accounting for translating foreign currency financial statements. The translation of financial statements is generally required when the functional currency differs from the reporting currency. Please revisit the guidance of SFAS 52 to determine whether this guidance is applicable to your financial statements and revise your disclosures accordingly. If you have transactions or accounts that are denominated in currencies other than the U.S. dollar, it should be clear how those are being handled in preparing your financial statements.

Mineral Property, page 38

6.   We note your disclosure in which you explain that you will record exploration and development costs within operating expenses, as opposed to capitalizing these costs, because you have yet to establish proven or probable reserves that are "in accordance" with SFAS 89. While this Statement includes some guidance concerning supplemental disclosures that may be made by companies with mineral resource assets, you should refer to Industry Guide 7 for the criteria under which reserves may be established.

Consistent with your accounting policy, we generally find that costs incurred prior to establishing proven and probable reserves, as defined by Industry Guide 7, should be expensed as exploration costs, although costs incurred subsequent to the establishment of proven and probable reserves that are developmental in nature, are appropriately capitalized. Please refer to the guidance in Section II.F.1 of "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance," located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55290

Please revise your disclosure to clarify. As the reference to SFAS 89 is not particularly relevant to the determination of reserves or accounting to be applied, you may replace this with reference to Industry Guide 7. Ensure you correct the description of accounting for development costs; make clear you have not yet incurred these types of costs.

f. Income, page 40

7.   Please note that SFAS 121 was superseded by SFAS 144; therefore, please update all of your references and policy information to reflect the current guidance applicable to the impairment charge you recorded for the Red Streak property.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        C. Moncada-Terry